Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT FOR THE SALE OF UP TO 25% OF THE SHARE CAPITAL OF ELBIT MEDICAL LTD.

Tel Aviv, Israel, March 20, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, further to its press release dated February 7, 2019, regarding the Share Purchase Agreement ("SPA") with an SPV related to the Exigent Capital Group for the sale of between 3,760,417 ordinary shares of Elbit Medical Technologies Ltd. ("Elbit Medical") (1.6% of its outstanding share capital) and 57,968,760 ordinary shares of Elbit Medical (25% of its outstanding share capital), that the parties have agreed to postpone the Initial Closing of the SPA to March 27, 2019 (instead of March 18, 2019).

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes relating to the possibility of completing the transaction with the SPV. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those projected, expressed or implied in the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the SPV will be unable to complete the transaction and purchase Elbit Medical shares. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. Any forward-looking statements contained in this press release speaks only as of the date of this press release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in this press release will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com